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UNITED STATES	Expires: February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

CALIFORNIA OIL & GAS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

130501109

(CUSIP Number)

October 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-l(b)

[ X ] Rule 13d-l(c)

[	] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 130501109

________________________________________________________________________________________________________

1.	Names of Reporting Persons. Robert L. Saxe
I.R.S.	Identification Nos. of above persons (entities only).

________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

________________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________________

4.	Citizenship or Place of Organization United States

________________________________________________________________________________________________________

Number of	5. Sole Voting Power	3,700,000
Shares Bene-	________________________________________________________________________________________
ficially by	6. Shared Voting Power	0
Owned by Each	________________________________________________________________________________________
Reporting	7. Sole Dispositive Power 3,700,000
Person With:	________________________________________________________________________________________

8.	Shared Dispositive Power 0

________________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,700,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 7.7%

________________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions) IN

* Includes warrants to purchase 2,000,000 shares.

Item 1.

(a)	Name of Issuer	California Oil & Gas Corporation.

(b)	Address of Issuer’s Principal Executive Offices	2000,633 - 6th Avenue SW, Calgary, Alberta, T2P2Y5 CANADA

Item 2.

(a)	Name of Person Filing	Robert L. Saxe

(b)	Address of Principal Business Office or, if none, Residence

19 East 80th Street, Apt. 16-D.

New York, New York 10075-0170

(c)	Citizenship	United States

(d)	Title of Class of Securities	Common Stock

(e)	CUSIP Number 130501109

Item 3. If this statement is filed pursuant to §~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,700,000

(b) Percent of class: 7.7%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	3,700,000
(ii)	Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	3,700,000
(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect•

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2008
Date

/s/ Robert L. Saxe
Robert L. Saxe